GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

24 January 2008

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement and Press Release dated 22 January 2008 by the Company for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ANNA\Letters\ADR.doc

website: http://www.genting.com.my email: gbinfo@genting.com.my

Exemption No. 82-4962

Form Version 2.0

General Announcement

Ownership transfer to GENTING on 22/01/2008 05:54:14 PM
Submitted by GENTING on 22/01/2008 05:56:37 PM
Reference No GG-080122-61044

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	GENTING BERHAD
* Stock name	:	GENTING
* Stock code	:	3182
* Contact person	:	MR TAN WOOI MENG
* Designation	:	GROUP COMPANY SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

Press Release- Genting and Simon Property Group agree to jointly study the establishment of Premium Outlets in Malaysia

* **Contents :-**

Attached is a Press Release dated 22 January 2008 by the Company.

Press Release_22 Jan 2008.p

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

GENTING

PRESS RELEASE **22 January 2008**
For Immediate Release

GENTING AND SIMON PROPERTY GROUP AGREE TO JOINTLY STUDY THE ESTABLISHMENT OF PREMIUM OUTLETS® IN MALAYSIA

Kuala Lumpur, January 22, 2008 – Genting Berhad ("Genting") announces that it has signed an exclusive memorandum of understanding (MOU) with Chelsea Property Group, a division of Simon Property Group, Inc. (NYSE: SPG), to jointly study the establishment of Premium Outlets branded centers in Malaysia. Chelsea is the world's largest developer, owner and operator of outlet shopping centers, with interests in 46 Premium Outlet Centers located in the United States, Japan, Korea and Mexico.

The MOU provides for a feasibility study to be conducted during the first half of 2008, specifically with respect to a proposed site in Kulai, Johor owned by a subsidiary of Genting. Genting and Chelsea have formed a working group and will share resources in conducting the study. The MOU also envisions the establishment of a formal joint venture to develop Premium Outlet Centers at multiple locations in Malaysia. Further announcements will be made on the ownership structure and development plans of the joint venture after the completion of the joint study.

Chelsea Premium Outlets combine scale, choice of brands, tenant quality and value pricing to create strong shopping destinations in major markets. Chelsea's existing portfolio comprises industry-leading properties including Woodbury Common Premium Outlets (near New York City), Orlando Premium Outlets (Orlando, Florida), Desert Hills Premium Outlets (near Palm Springs, California), Las Vegas Premium Outlets (Las Vegas, Nevada), Gotemba Premium Outlets (near Tokyo, Japan) and Yeoju Premium Outlets (near Seoul, Korea). Sales at Premium Outlet Centers worldwide totaled more than US$ 8 billion in 2007. See www.cpgi.com for more information.

Commenting on the MOU, Justin Leong, Genting's Head of Strategic Investments & Corporate Affairs said, "We believe that such projects will further enhance Malaysia as a top regional tourism shopping destination. Simon Property Group's interest in investing in

Malaysia and sharing its expertise with us represents a vote of confidence in Malaysia b· the foreign investment community."

"We are excited about working with a world class organization like Genting to brin Chelsea Premium Outlets to Malaysia," said Michael J. Clarke, Co-President of Chelse Property Group.

~ END OF RELEASE ~

Genting Group (www.genting.com)
The Genting Group is Malaysia's leading multinational and one of Asia's best-manage companies, comprising five listed entities worth over US$20 billion in combined marke capitalisation. Genting is involved in the leisure & hospitality, power generation, palm c production, property development and oil & gas related industries. The group's Malaysia -listed subsidiary Resorts World Bhd owns and operates Genting Highlands Resort, Asia leading integrated leisure and entertainment resort. Outside Malaysia, the group Singapore-listed Genting International PLC subsidiary won a competitive tender to buil and operate an integrated resort at Singapore's Sentosa Island, called Resorts World Sentosa. Genting International, through its Genting Stanley subsidiary, is also the large casino operator in the UK.

Asiatic Development Berhad (www.asiatic.com.my), a subsidiary of Genting Berha spearheads the plantation activities of the Group and through its subsidiary, Asiatic Lar Development Sdn Bhd, is involved in the development of several major residential ar commercial properties in Malaysia.

Simon Property Group (www.simon.com)
Simon Property Group is an S&P 500 company and the largest public U.S. real esta company with a market capitalisation of US$50 billion. Simon is a fully integrated re estate company which operates from five retail real estate platforms: regional mall Premium Outlet Centers®, The Mills®, community/lifestyle centers and internatior properties. It currently owns or has an interest in 383 properties comprising 258 millic square feet of gross leasable area in North America, Europe and Asia.

For editorial, please contact:

Ms. Corrinne Ling
Senior Manager, Corporate Communications
Genting Berhad
Tel : 603 2333 6073
Fax : 603 2163 5818
Email : corrinne.ling@genting.com

Mr. Ma Kin Hoong
Manager, Investor Relations
Genting Berhad
Tel : 603 2333 6033
Fax : 603 2163 5818
Email : kinhoong.ma@genting.com

END